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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Nortem N.V.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

N5665B-10-5

(Cusip Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. N5665B-10-5			PAGE 2 OF 5 PAGES

1.	Name of Reporting Person: FSI International, Inc.		I.R.S. Identification Nos. of above persons (entities only): 41-1223238

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,529,816*

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,529,816*

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,529,816*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person: CO

*	Includes 32,813 shares issuable to Joel A. Elftmann pursuant to options exercisable within 60 days of December 31, 2004. Mr. Elftmann has assigned such options to FSI International, Inc.

2

PAGE 3 OF 5 PAGES

Item 1.	(a)	Name of Issuer: Nortem N.V.

	(b)	Address of Issuer’s Principal Executive Offices:

4425 Fortran Drive, San Jose, CA 95134-2300

Item 2.	(a)	Name of Person Filing: FSI International, Inc.

	(b)	Address of Principal Business Office or, if none, Residence:

3455 Lyman Boulevard, Chaska, MN 55318

	(c)	Citizenship: Minnesota

	(d)	Title of Class of Securities: Common Shares

	(e)	CUSIP Number: N5665B-10-5

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

	(a)	☐	Broker or dealer registered under Section 15 of the Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

PAGE 4 OF 5 PAGES

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

	(a)	Amount Beneficially Owned: 1,529,816, including 32,813 shares issuable to Joel A. Elftmann pursuant to options exercisable within 60 days of December 31, 2004. Mr. Elftmann has assigned such options to FSI International, Inc.

	(b)	Percent of Class: 11.9%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 1,529,816

		(ii)	Shared power to vote or to direct the vote: -0-

		(iii)	Sole power to dispose or to direct the disposition of: 1,529,816

		(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

PAGE 5 OF 5 PAGES

Item 10.	Certification
Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2005

Date

FSI INTERNATIONAL, INC.

BY: /s/ Patricia M. Hollister

Signature

Patricia M. Hollister
Chief Financial Officer

Name/Title